Exhibit (a)(5)(L)

Response by John S. Riccitiello, Chief Executive Officer of Electronic Arts Inc. (“EA”), to a question related to EA’s proposed acquisition of Take-Two Interactive Software, Inc. during the Q&A session during EA’s fourth quarter fiscal year 2008 earnings conference call held on May 13, 2008.

Evan Wilson—Pacific Crest Securities

Hi there. Thanks for taking the question. I’ve got two. First, John, could you update us on your thoughts relative to Take-Two? I know that’s a hot button with investors and if you’ve got nothing to say, I think everybody would like to hear some commentary.

[Second question redacted as unrelated to the Offer]

John Riccitiello—EA

So on Take-Two, we’re obviously constrained pretty clearly on what we’re allowed to talk about. I would tell you that our offer currently stands at $25.74 a share, roughly 2 billion dollars, that our valuation took fully into account the success of GTA. We had anticipated a result much like what has happened in the market, and frankly, it’s a spectacular game. I’m enjoying playing it and we would offer enormous congratulations to the Rockstar team for the work they’ve done on the game. It’s truly spectacular. In terms of next steps, we are continuing to work with the FTC—we don’t believe our proposal is in any way anti-competitive. The timing is in their hands and we’re waiting on that, and to the extent there are material new developments, we will of course let you know in due course. That’s really all I can comment on at the moment.